SCHEDULE 13G/A	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TALEO CORPORATION
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

87424N104
(CUSIP Number)

January 15, 2009
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87424N104	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Omnicom Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [x]

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,274,182

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
1,274,182

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,274,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.2% (1)

12	TYPE OF REPORTING PERSON
CO

(1)	Based on 30,147,449 shares of Class A Common Stock reported to be outstanding by Taleo Corporation at July 31, 2008 (462,118 shares of Class B Common Stock, which are redeemable for Class A shares on a 1 for 1 basis, are not included in the calculation of this percentage).

CUSIP No. 87424N104	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Seneca Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [x]

3	SEC USE ONLY

4	CITIZEN OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 87424N104	Page 4 of 8

ITEM 1(a).	Name of Issuer:
Taleo Corporation

ITEM 1(b).	Address of Issuer’s Principal Executive Offices: 4140 Dublin Boulevard, Suite 400, Dublin, California 94568

ITEM 2(a).	Name of Person Filing: Omnicom Group Inc. Seneca Investments LLC

ITEM 2(b).	Address of Principal Business Office: The address of each of the Filing Parties is 437 Madison Avenue, New York, New York, 10022

ITEM 2(c).	Citizenship: Omnicom Group Inc. - New York Seneca Investments LLC - Delaware

ITEM 2(d).	Title of Class of Securities
Class A Common Stock

ITEM 2(e).	CUSIP Number
87424N104

ITEM 3.	Not applicable.

ITEM 4.	Ownership

(a) Amount beneficially owned:

See Item 9 of cover page.

(b) Percent of class:

See Item 11 of cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of cover page.

ITEM 5.

Ownership of Five Percent or Less of a Class
If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

CUSIP No. 87424N104	Page 5 of 8

ITEM 6:

Ownership of More than Five Percent on Behalf of Another Person:
Omnicom Group Inc. has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities described on this Schedule 13G.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company Not applicable.

ITEM 8:	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9:	Notice of Dissolution of Group
Not applicable.

ITEM 10:

Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2009

OMNICOM GROUP INC.

By:	/s/ Michael J. O'Brien

Name:	Michael J. O'Brien
Title:	Senior Vice President,
General Counsel and Secretary

SENECA INVESTMENTS LLC

By:	/s/ Greg Bedard

Name:	Greg Bedard
Title:	Chief Executive Officer

CUSIP No. 87424N104	Page 6 of 8

List of Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement